INTERCURE LTD.
85 MEDINAT HA-YEHUDIM STREET
HERZLIYA, 4676670, ISRAEL

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V81784-P40172

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

INTERCURE LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS FOR THE MEETING	**For**	**Against**	**Abstain**
1. To approve the re-election of Alexander Rabinovich to the Board of Directors, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated November 25, 2025.	☐	☐	☐
2. To approve the re-election of Alon Granot to the Board of Directors, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated November 25, 2025.	☐	☐	☐
3. To approve the re-election of David Salton to the Board of Directors as an independent director, until the next annual general meeting of shareholders, as detailed in the Proxy Statement dated November 25, 2025.	☐	☐	☐
4. To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company's registered public accounting firm for the year ending December 31, 2025, and until the Company's next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the audit committee, to fix such accounting firm's compensation.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

V81785-P40172

INTERCURE LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 30, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints each of Mr. Alexander Rabinovitch, Chief Executive Officer, and Amos Cohen, Chief Financial Officer, agent and proxy of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in InterCure Ltd. (the "Company") which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the "Meeting") to be held at the offices of the Company's attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, on December 30, 2025 at 4:00 p.m. (Israel time) and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the "Notice") and Proxy Statement relating to the Meeting ("Proxy Statement").

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)